Exhibit (a)(1)(G)

CONTINGENT VALUE RIGHTS AGREEMENT

i

ii

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of September 16, 2015 (this “Agreement”), is entered into by and between Valeant Pharmaceuticals International, a Delaware corporation (“Parent”), and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (the “Rights Agent”).

W I T N E S S E T H:

WHEREAS, Synergetics USA, Inc., a Delaware corporation (the “Company”), Parent and Blue Subsidiary Corp., a Delaware corporation (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of September 1, 2015 (as it may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub (a) will make a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) and (b) will, following consummation of the Offer, merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, in each of the Offer and the Merger, Parent has agreed to provide Holders (as defined below) the right to receive up to two contingent cash payments upon the achievement of certain milestones as hereinafter described in accordance with the terms hereof and of the Merger Agreement; and

WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR (as defined below) is $1.00 in cash, without interest and subject to reduction for any applicable withholding taxes in respect thereof.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the proportionate benefit of all Holders (as defined below), as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Acting Holder(s)” means any Holder or Holders of at least thirty-five percent (35%) of the outstanding CVRs as set forth on the CVR Register.

“Business Day” means a day other than Saturday, Sunday or any other day on which commercial banks located in the State of Delaware or New York, New York are authorized or required by Law to remain closed.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“Full Milestone 2 Payment” means an amount equal to $0.50 per CVR, payable in cash, without interest thereon and subject to reduction for any applicable withholding taxes in respect thereof.

“Holder” means, at the relevant time, a Person in whose name a CVR is registered in the CVR Register.

“Independent Accountant” means a nationally recognized independent accounting firm mutually satisfactory to Parent and the Holder Representative.

“Milestone Achievement Period” means the period commencing on the first day of the first calendar quarter following the Effective Time through and ending on June 30, 2018; provided that if the Effective Time occurs on the first day of a calendar quarter, the period shall commence on the Effective Time.

“Milestone 1 Payment” shall mean an amount equal to $0.50 per CVR, payable in cash, without interest thereon and subject to reduction for any applicable withholding taxes in respect thereof.

“Milestone 1 Target” means the first achievement of Net Sales of Fifty Five Million Dollars ($55,000,000) during any four (4) consecutive calendar quarters during the Milestone Achievement Period.

“Milestone 2 Target” means the first achievement of Net Sales of Sixty Five Million Dollars ($65,000,000) during any four (4) consecutive calendar quarters during the Milestone Achievement Period.

“Milestone Payments” means the Milestone 1 Payment and either (a) the Full Milestone 2 Payment or (b) the Partial Milestone 2 Payment.

“Net Sales” means (a) total revenue after the Effective Time with respect to all Ophthalmology Products of the Company and its Affiliates set forth on the income statement of the Company as calculated in accordance with Parent’s policies in effect from time to time as applied to Parent’s business regarding revenue recognition which conform with U.S. generally accepted accounting principles minus, if any, (b) rebates, returns, charge-backs, discounts or reductions in connection therewith. Notwithstanding the foregoing, any gross amounts actually collected, earned and accrued with respect to any of the Ophthalmology Products, and resulting from a transaction between or among the Company, Parent and their respective Affiliates shall be excluded from the computation of Net Sales; provided, however, that the subsequent and final sales of Ophthalmology Products, that result in such gross amounts, to third parties by such Affiliates, shall be included in the computation of Net Sales.

“Net Sales Statement” means a written statement of Parent setting forth the calculation of Net Sales for the four most recently concluded calendar quarters in the Milestone Achievement Period.

“Ophthalmology Products” means all non-neurosurgical products and services licensed or sold by the Company and the Company Subsidiaries, including by their respective direct sales representatives and distribution partners, provided that Ophthalmology Products shall not include any products or services licensed or sold to original equipment manufacturer customers of the Company or the Company Subsidiaries, including without limitation to Johnson & Johnson (including Codman & Shurtleff, Inc.), Stryker Corporation, Abbott Laboratories Inc. (including Abbott Medical Optics Inc.), Novartis Corporation (including Alcon, Inc.) and Mobius Therapeutics, LLC, or their respective Affiliates, and provided, further, that notwithstanding anything herein to the contrary, all products and services licensed or sold by Sterimedix Ltd. (a Company Subsidiary) shall be included in Ophthalmology Products.

“Partial Milestone 2 Payment” means an amount per CVR, payable in cash, without interest thereon and subject to reduction for any applicable withholding taxes in respect thereof, equal to (a) (i) Net Sales during the final four (4) consecutive calendar quarters during the Milestone Achievement Period, minus Fifty Five Million Dollars ($55,000,000), divided by (ii) Ten Million Dollars ($10,000,000), multiplied by (b) $0.50. For example, if aggregate Net Sales for the final four (4) consecutive calendar quarters during the Milestone Achievement Period is Sixty Million Dollars ($60,000,000), the Partial Milestone 2 Payment shall be ($60,000,000-$55,000,000) / ($10,000,000) x ($0.50), or $0.25.

“Permitted Transfer” means a transfer of one or more CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) made pursuant to a court order; (d) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company; or (f) as provided in Section 2.6.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means Parent, its Affiliates (including the Company) and their respective direct and indirect transferees, licensees, grantees and acquirers with respect to rights to develop or commercialize the Ophthalmology Products (but not a distributor of the Ophthalmology Products acting solely in the capacity of a distributor and not otherwise a direct or indirect transferee, licensee, grantee or acquirer with respect to development or commercialization rights as to the Ophthalmology Products).

Index of Defined Terms

Acting Holder(s	Section 1.1
Agreement	Preamble
Assignee	Section 6.4
Business Day	Section 1.1
Code	Section 2.4(h)
Company	Recitals
CVR Register	Section 2.3(b)
CVRs	Section 1.1
Final Statement	Section 2.4(f)
Full Milestone 2 Payment	Section 1.1
Holder	Section 1.1
Holder Representative	Section 2.4(f)
Independent Accountant	Section 1.1
Loss	Section 3.2(f)
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Milestone 1 Compliance Certificate	Section 2.4(a)
Milestone 1 Payment	Section 1.1
Milestone 1 Target	Section 1.1
Milestone 2 Compliance Certificate	Section 2.4(b)
Milestone 2 Target	Section 1.1
Milestone Achievement Period	Section 1.1
Milestone Payments	Section 1.1
Net Sales	Section 1.1
Net Sales Statement	Section 1.1
Non-Compliance Certificate	Section 2.4(e)
Non-Compliance Certificate Review Period	Section 2.4(f)
Objection Notice	Section 2.4(f)
Offer	Recitals
Ophthalmology Products	Section 1.1
Parent	Preamble
Partial Milestone 2 Compliance Certificate	Section 2.4(c)
Partial Milestone 2 Payment	Section 1.1
Permitted Transfer	Section 1.1
Preliminary Statement	Section 2.4(f)
Preliminary Statement Review Period	Section 2.4(f)
Rights Agent	Section 1.1
SEC	Section 2.4(a)
SEC Report	Section 2.4(a)
Selling Entity	Section 1.1
Shares	Recitals

ARTICLE II

CONTINGENT VALUE RIGHTS

SECTION 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) Pursuant to the terms of the Merger Agreement, (i) each holder of any Shares that are converted into the right to receive the Merger Consideration shall be entitled to one CVR for each such Share as part of such Merger Consideration, (ii) each holder of any Company Restricted Stock Awards that are cancelled in exchange for the right to receive the Merger Consideration shall be entitled to one CVR for each such Company Restricted Stock Award as part of such Merger Consideration and (iii) each holder of any Company Options that are cancelled in exchange for the right to the receive the excess of the Merger Consideration over the per share exercise price of each such Company Option shall be entitled to receive one CVR for each Share underlying each such Company Option as part of such Merger Consideration.

(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

SECTION 2.2 Nontransferable. CVRs may not be sold, assigned, transferred, pledged, encumbered or disposed of in any other manner, in whole or in part, other than pursuant to a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

SECTION 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted Transfers thereof.

(c) Without limiting the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent, duly executed by the registered Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the transfer demonstrating that such proposed transfer is a Permitted Transfer. Upon receipt of such written notice, the Rights Agent shall notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of this Agreement, and if Parent so reasonably determines that such transfer does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the applicable CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register in accordance with this Agreement. Any transfer or assignment of CVRs shall be without charge (other than the cost of any transfer tax or similar tax or charge) to the applicable Holder. Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other tax or charge that is imposed in connection with any such registration of transfer.

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written request, the Rights Agent shall promptly record the change of address in the CVR Register.

SECTION 2.4 Payment Procedures.

(a) Milestone 1. If the Milestone 1 Target is achieved during the Milestone Achievement Period, then no later than the fifth (5th) Business Day after Parent files its first Quarterly Report on Form 10-Q, or Annual Report on Form 10-K, as applicable (“SEC Report”), with the Securities and Exchange Commission (the “SEC”) following the end of the four (4) consecutive calendar quarters during which the Milestone 1 Target is achieved, Parent shall deliver to the Rights Agent (i) a certificate (the “Milestone 1 Compliance Certificate”) certifying that the Holders are entitled to receive the Milestone 1 Payment and (ii) an amount in cash equal to the aggregate Milestone 1 Payment with respect to the CVRs held by all Holders. The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof by the Rights Agent) send to each Holder at its address set forth in the CVR Register a copy of the Milestone 1 Compliance Certificate and an amount in cash equal to the Milestone 1 Payment with respect to each CVR held by such Holder. In the event that the Milestone 1 Target is not achieved prior to the end of the Milestone Achievement Period, the Holders shall have no right to receive the Milestone 1 Payment with respect to their CVRs.

(b) Full Milestone 2. If the Milestone 2 Target is achieved during the Milestone Achievement Period, then no later than the fifth (5th) Business Day after Parent files its first SEC Report following the end of the four (4) consecutive calendar quarters during which the Milestone 2 Target is achieved, Parent shall deliver to the Rights Agent (i) a certificate (the “Milestone 2 Compliance Certificate”) certifying that the Holders are entitled to receive the Full Milestone 2 Payment and (ii) an amount in cash equal to the aggregate Full Milestone 2 Payment with respect to the CVRs held by all Holders. The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof by the Rights Agent) send to each Holder at its address set forth in the CVR Register a copy of the Milestone 2 Compliance Certificate and an amount in cash equal to the Milestone 2 Payment with respect to each CVR held by such Holder. In the event that the Milestone 2 Target is not achieved prior to the end of the Milestone Achievement Period, the Holders shall have no right to receive the Full Milestone 2 Payment with respect to their CVRs. For the avoidance of doubt, if both the Milestone 1 Target and the Milestone 2 Target are achieved based on Net Sales in overlapping four (4) consecutive calendar quarters during the Milestone Achievement Period, both the Milestone 1 Payment and the Full Milestone 2 Payment shall be made to Holders in accordance with Section 2.4(a) and (b).

(c) Partial Milestone 2. If the Milestone 2 Target is not achieved during the Milestone Achievement Period, but the Net Sales during the final four (4) consecutive calendar quarters during the Milestone Achievement Period exceed Fifty Five Million Dollars ($55,000,000), then no later than the fifth (5th) Business Day after Parent files its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 with the SEC, Parent shall deliver to the Rights Agent (i) a certificate (the “Partial Milestone 2 Compliance Certificate”) certifying that the Holders are entitled to receive the Partial Milestone 2 Payment and (ii) an amount in cash equal to the aggregate Partial Milestone 2 Payment with respect to the CVRs held by all Holders. The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof by the Rights Agent) send to each Holder at its address set forth in the CVR Register a copy of the Partial Milestone 2 Compliance Certificate and an amount in cash equal to the Partial Milestone 2 Payment with respect to each CVR held by such Holder. The Holders shall have no right to receive any or all of the Partial Milestone 2 Payment in the event that (A) the Milestone 1 Target is not achieved within the Milestone Achievement Period or (B) the Milestone 2 Target is achieved during the Milestone Achievement Period. For the avoidance of doubt, if the Milestone 1 Target is achieved during the Milestone Achievement Period but not until the end of the Milestone Achievement Period based on the Net Sales during the final four (4) consecutive calendar quarters during the Milestone Achievement Period, and the Net Sales during the final four (4) consecutive calendar quarters during the Milestone Achievement Period exceed Fifty Five Million Dollars ($55,000,000) but are less than Sixty Five Million Dollars ($65,000,000), then the Holders shall have a right to receive both the Milestone 1 Payment in accordance with Section 2.4(a) and the Partial Milestone 2 Payment in accordance with this Section 2.4(c).

(d) Net Sales Statements. No later than the fifth (5th) Business Day after Parent files its first SEC Report following the end of each calendar quarter during the Milestone Achievement Period commencing with the fourth (4th) full calendar quarter after the Effective Time, Parent shall deliver to the Rights Agent a Net Sales Statement for the four calendar quarters most recently ended. Upon the written request of any Holder, the Rights Agent shall deliver to such Holder a copy of any Net Sales Statement so requested.

(e) Non-Compliance Certificate. If after the end of the Milestone Achievement Period, Parent determines that the Holders are not entitled to receive (i) the Milestone 1 Payment or (ii) either the Full Milestone 2 Payment or the Partial Milestone 2 Payment, pursuant to the terms of this Agreement, then no later than the fifth (5th) Business Day after Parent files its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, Parent shall deliver to the Rights Agent a certificate (“Non-Compliance Certificate”) setting forth such fact and indicating which Milestone Payment(s) the

Holders are not entitled to receive. The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof by the Rights Agent) send to each Holder at its address set forth in the CVR Register a copy of the Non-Compliance Certificate.

(f) Independent Accountant Review. Within ninety (90) days after the delivery of a Non-Compliance Certificate by the Rights Agent pursuant to Section 2.4(e) (the “Non-Compliance Certificate Review Period”), the Acting Holders may deliver to Parent and the Rights Agent a written objection notice to such Non-Compliance Certificate (an “Objection Notice”) and retain the Independent Accountant to verify the accuracy of the Net Sales during the Milestone Achievement Period. If the Acting Holders elect to deliver an Objection Notice, they shall appoint one Holder (the “Holder Representative”) to represent them with respect to the review of the Independent Accountant. Upon the written request to Parent by the Holder Representative, Parent shall permit the Independent Accountant, at the Acting Holders’ expense, to have access upon reasonable notice and during normal business hours to such of the records of the Company or other applicable Selling Entity as are reasonably necessary to verify the accuracy of the Net Sales during the Milestone Achievement Period. Each Person seeking to receive information from Parent in connection with an audit shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent obligating such party to retain all such financial and other information disclosed to such party in confidence pursuant to such confidentiality agreement. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Holder Representative. No later than thirty (30) days following access to such records of Parent as are reasonably necessary to verify the accuracy of the Net Sales, the Independent Accountant shall deliver a written report to Parent and the Holder Representative of its preliminary findings regarding the Net Sales during the Milestone Achievement Period and any potentially applicable Milestone Payments (the “Preliminary Statement”). Parent and the Holder Representative shall have thirty (30) days following receipt of the Preliminary Statement from the Independent Accountant (the “Preliminary Statement Review Period”) to review and comment upon the Preliminary Statement. The Independent Accountant shall take into consideration in good faith any comments received from Parent or the Holder Representative during the Preliminary Statement Review Period. No later than ten (10) Business Days after the expiration of the Preliminary Statement Review Period, the Independent Accountant shall deliver a final written report to Parent and the Holder Representative (the “Final Statement”). If the Independent Accountant in the Final Statement concludes that the Holders are entitled to one or more Milestone Payments (and such payment has not been made by Parent), then no later than ten (10) days following its receipt of the Final Statement, Parent shall deliver an amount in cash to the Rights Agent sufficient to pay to the Holders such Milestone Payment(s), together with interest at the “prime rate” as published in the Wall Street Journal from time to time, from the date that the applicable Milestone Payment was due. The Final Statement shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent manifest error. If the Rights Agent has not received a written objection to a Non-Compliance Certificate within the Non-Compliance Certificate Review Period, the Milestone Payment(s) to which the Non-Compliance Certificate relates shall not be due and payable to the Holders, and Parent and the Rights Agent shall have no further obligations with respect to the Milestone Payment(s) to which the Non-Compliance Certificate relates.

(g) Payments to Holders. With respect to any Milestone Payment that is payable pursuant to this Agreement, the Rights Agent shall pay the applicable amount to each of the Holders (the amount to which each Holder is entitled to receive will be based on the number of CVRs held by such Holder as reflected on the CVR Register) by (i) check mailed to the address of each Holder as reflected on the CVR Register as of the close of business on the last Business Day prior to such payment date or (ii) with respect to Holders that are due amounts in excess of $1,000,000 in the aggregate who have provided Parent with wire transfer instructions in writing, the Rights Agent will make payments by wire transfer of immediately available funds to the account specified in the written instructions of Parent. Parent shall cause the Rights Agent, on behalf of and at the expense of Parent, to mail with (or, in the case of payments made to Holders who have provided Parent with wire instructions, at the same time as) each payment made a copy of each compliance certificate (whether the Milestone 1 Compliance Certificate, the Full Milestone 2 Compliance Certificate or the Partial Milestone 2 Compliance Certificate) to which such payment relates.

(h) Withholdings. Parent, the Company and the Rights Agent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state or local tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

(i) Holding of Funds. The Rights Agent shall hold any cash held by it for payment to the Holders in a non-interest bearing account at JPMorgan Chase & Co. Notwithstanding anything to the contrary herein, Parent shall be responsible for providing the Rights Agent with sufficient funds to satisfy its payment obligations to Holders.

(j) Treatment of Undistributed Funds. Any cash that remains undistributed to the Holders of CVRs twelve (12) months after such payment is due in accordance with the terms of this Agreement, shall be delivered to Parent, upon demand and shall be held in trust by Parent for the benefit of the Holders. Any Holders of CVRs who have not theretofore received cash with respect to such CVRs shall thereafter look only to Parent for payment of their claim therefor. Notwithstanding any other provisions of this Agreement, any portion of the cash provided by Parent to the Rights Agent that remains unclaimed after termination of this Agreement in accordance with Section 6.13 (or such earlier date immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(k) The Rights Agent shall keep copies of this Agreement available for inspection by the Holders during normal business hours at its office. Parent shall supply the Rights Agent from time to time with such numbers of copies of this Agreement as the Rights Agent may request.

SECTION 2.5 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs shall not have any voting or dividend rights, and, except as set forth in this Agreement, interest shall not accrue on any amounts payable in respect of CVRs.

(b) CVRs shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates.

SECTION 2.6 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders, Article V and Section 6.4.

ARTICLE III

THE RIGHTS AGENT

SECTION 3.1 Certain Duties and Responsibilities of the Rights Agent.

(a) The Rights Agent shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

SECTION 3.2 Certain Rights of the Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(c) The Rights Agent may engage and consult with counsel of its reasonable selection and the written advice or opinion of such outside counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder shall not be construed as a duty.

(e) The Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of such powers.

(f) Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage or expense (“Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss shall have been determined by a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct. Parent’s obligations under this Section 3.2(f) to indemnify the Rights Agent shall survive the resignation or removal of any Rights Agent and the termination of this Agreement.

(g) In addition to the indemnification provided under Section 3.2(f), but without duplication, Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement.

SECTION 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent and the Holders specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) Parent shall have the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(c) If the Rights Agent shall resign, be removed or become incapable of acting, Parent shall promptly appoint a qualified successor Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Parent shall give notice of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR

Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

SECTION 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Parent or the successor Rights Agent, such resigning or removed Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE IV

COVENANTS

SECTION 4.1 List of Holders. Parent shall furnish or cause to be furnished to the Rights Agent the names and addresses of the Holders within thirty (30) Business Days following the Effective Time. The CVRs shall, in the case of the holders of Shares, be registered in the names and addresses of the holder as set forth in the applicable letter of transmittal accompanying the Shares surrendered by the holder thereof in connection with the Offer or the Merger pursuant to the Merger Agreement and in a denomination equal to the number of Shares so surrendered, and in the case of Company Options and Company Restricted Stock Award, be registered in the name and address of the holder set forth in the books and records of the Company at the Effective Time and in a denomination computed in accordance with the terms of the Merger Agreement.

SECTION 4.2 Efforts.

(a) Parent shall procure that during the period from and after the Closing Date through the end of the Milestone Achievement Period, Parent shall operate the business of the Company in good faith, consistent with Parent’s general business practices, and shall exercise commercially reasonable efforts to sell the Ophthalmology Products and achieve the Milestone 1 Target and the Milestone 2 Target, and shall not act in bad faith or take any action with the purpose of reducing Net Sales or any Milestone Payments hereunder. For purposes of this Section 4.2(a), “commercially reasonable efforts” shall mean the efforts and resources customarily applied by companies developing and marketing, in those countries in which the Company currently markets, ophthalmic surgical medical devices in selling similar products with similar market potential and at a similar stage of commercial development or product life as the Ophthalmology Products, taking into account all relevant factors, including as appropriate, any of the devices’ commercial profile (taking into account the devices’ features and selling points), competitiveness of alternative products in the marketplace or under development, the proprietary position of the devices (taking into account how customers view the Company’s devices as compared to similar devices), the actual or projected profitability of the devices, the regulatory environment and other technical, commercial, legal, scientific and/or medical factors. “Commercially reasonable efforts” shall not include, and nothing herein shall require Parent or the Company to, accelerate the timing of any sales or when the revenues from such sales would be booked (in each case as compared to the timing that would otherwise occur in the ordinary course of business) or provide rebates, returns, charge-backs, discounts or reductions outside the ordinary course of business in each case in order to increase Net Sales, sell the Ophthalmology Products and/or achieve the Milestone 1 Target and the Milestone 2 Target.

(b) Parent shall impose the foregoing obligations set forth in this Section 4.2(b) on each Selling Entity as applicable to such entity and as required for Parent to satisfy its obligations hereunder.

ARTICLE V

AMENDMENTS

SECTION 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Parent, at any time or from time to time, may unilaterally enter into one or more amendments hereto for any of the following purposes, without the consent of any of the Holders or the Rights Agent, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders:

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall determine to be for the protection of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act; or

(v) any other amendment hereto which would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.

(b) Promptly after the execution by Parent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment.

SECTION 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Parent without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2 (but prior to the effectiveness of such amendment), Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as set forth on the CVR Register, setting forth in general terms the substance of such amendment. Any amendment to this Agreement made pursuant to this Section 5.2 shall become effective fifteen (15) Business Days following the mailing of such notice.

SECTION 5.3 Amendments Affecting Rights Agent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts, privileges, covenants or duties under this Agreement or otherwise.

SECTION 5.4 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1 Notices to Rights Agent and Parent. All notices, requests, claims, demands and other communications between the parties under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (with automated confirmation of receipt) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Rights Agent to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Fax No: (718) 921-8355

Attention: Corporate Actions

E-mail address: ccampo@amstock.com

with a copy to:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

Fax No: (718) 331-1852

Attention: General Counsel

E-mail address: admin5@amstock.com

(b) if to Parent to:

Valeant Pharmaceuticals International

400 Somerset Corporate Boulevard

Bridgewater, NJ 08807

Fax No: (949) 315-3590

Attention: General Counsel

E-mail address: Robert.Chaionn@valeant.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax No: (212) 735-2000

Attention:	Stephen F. Arcano, Esq. Marie L. Gibson, Esq.

E-mail address:	Stephen.Arcano@skadden.com Marie.Gibson@skadden.com

SECTION 6.2 Notice to Holders. All notices, requests and communications required to be given to the Holders shall be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to the Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

SECTION 6.3 Entire Agreement. This Agreement and the Merger Agreement represent the entire understanding of Parent and the Company with reference to the Contingent Value Rights, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger Agreement. This Agreement represents the entire understanding of the Rights Agent with reference to the

Contingent Value Rights, and this Agreement supersedes any and all other oral or written agreements hereto made with respect to the Contingent Value Rights, except for the Merger Agreement.

SECTION 6.4 Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more its Affiliates (that are wholly owned direct or indirect Subsidiaries of Parent) (each, an “Assignee”) and any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations set forth hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent shall agree to remain liable for the performance by Parent of its obligations hereunder. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns. The Rights Agent may not assign this Agreement without Parent’s consent. Except as otherwise permitted herein, Parent may not assign this Agreement without the prior written consent of the Holders of not less than a majority of the outstanding CVRs. Any attempted assignment of this Agreement or any of such rights in violation of this Section 6.4 shall be void ab initio and of no effect.

SECTION 6.5 Benefits of Agreement. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns. The Holders shall have no rights hereunder except as are expressly set forth herein.

SECTION 6.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

SECTION 6.7 Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) consents to the service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1 and (d) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal court located in the State of Delaware or a Delaware state court, and irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in a federal court located in the State of Delaware or a Delaware state court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 6.8 WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

SECTION 6.9 Further Assurances. Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other parties hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

SECTION 6.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 6.11 Headings. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 6.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 6.13 Termination. This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder (other than to the extent of any obligations which expressly survive or provide for performance following termination), upon the earliest to occur of (a) the payment of the Milestone 1 Payment and either (i) the Full Milestone 2 Payment or (ii) the Partial Milestone 2 Payment, (b) if Parent delivers a Non-Compliance Certificate and the Acting Holders fail to deliver a written objection within the Non-Compliance Certificate Review Period, upon the expiration of the Non-Compliance Certificate Review Period, (c) if Parent delivers a Non-Compliance Certificate, and the Acting Holders deliver an objection within the Non-Compliance Certificate Review Period, upon delivery of a Final Report that determines that no Milestone Payment referenced in the Non-Compliance Certificate is owed by Parent to the Holders and (d) if Parent delivers a Non-Compliance Certificate, and the Acting Holders deliver an objection within the Non-Compliance Certificate Review Period, upon payment by the Rights Agent to the Holders of all Milestone Payments which the Final Statement determines are payable by Parent.

SECTION 6.14 Legal Holidays. In the event that the day on which any Milestone Payment is due shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on or prior to such date need not be made on or prior to such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the last day on which such Milestone Payment is due.

SECTION 6.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, Parent, and the Rights Agent have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert L. Rosiello
	Name:	ROBERT L. ROSIELLO
	Title:	Executive Vice President and Chief Financial Officer

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/ Michael A. Nespuli
	Name:	MICHAEL A. NESPULI
	Title:	Executive Director

[Signature Page to Contingent Value Rights Agreement]